FURTHER RESOLVED, that Article II, Section 1 (a) and (d) of the Bylaws be, and the same hereby are, amended in their entirely to read as follows:

(a)

The Board of Directors of the Corporation shall consist of not less than one (1) and not more than nine (9) directors. The number of Directors may be fixed and changed from time to time by ordinary resolution of the shareholders or board of directors of the Corporation.

(b)

The Board of Directors may appoint one or more directors to fill any vacancy in the Board of Directors, including any vacancy occasioned by an increase in the number of directors.